Mail Stop 3561

June 4, 2010

Via U.S. Mail

W. James McNerney, Jr.
Chairman, President, and Chief Executive Officer
The Boeing Company
100 N. Riverside
Chicago, IL 60606

Re: **The Boeing Company**
             Form 10-K for the fiscal year ended December 31, 2009
             Filed February 8, 2010
             Definitive Proxy Statement on Schedule 14A
             Filed March 15, 2010
             File No. 001-00442

Dear Mr. McNerney:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009 and related filings and have no further comments at this time.

Regards,

Max A. Webb
Assistant Director